# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

# FORM 8-K

## CURRENT REPORT
### Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)     February 8, 2006

## Alliant Energy Corporation
(Exact name of registrant as specified in its charter)

| Wisconsin | 1-9894 | 39-1380265 |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

| 4902 North Biltmore Lane, Madison, Wisconsin | 53718 |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code   (608) 458-3311

_____

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[  ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[  ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[  ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[  ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 2.02      Results of Operations and Financial Condition.**

On February 8, 2006, Alliant Energy Corporation (the "Company") issued a press release announcing its earnings for the fourth quarter and year ended December 31, 2005, its earnings guidance for 2006 and projected 2006 and 2007 capital expenditures. A copy of such press release is furnished as Exhibit 99.1 and is incorporated by reference herein. Alliant Energy has included the following non-GAAP (accounting principles generally accepted in the United States of America) financial information in its press release: 1) 2005 earnings from continuing operations excluding Brazil non-cash asset valuation charges and debt repayment premiums, 2) adjusted earnings variances for its domestic utility electric margins and other operating expenses, and 3) 2006 earnings guidance excluding debt repayment premiums. Alliant Energy has reported this non-GAAP financial information as an alternate measure to enable investors to better understand the operating performance of Alliant Energy.

**Item 9.01      Financial Statements and Exhibits.**

(a)      Not applicable.

(b)      Not applicable.

(c)      Not applicable.

(d)      <u>Exhibits</u>. The following exhibits are being furnished herewith:

(99.1)   Alliant Energy Corporation press release dated February 8, 2006.


**SIGNATURES**


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLIANT ENERGY CORPORATION

Date:  February 8, 2006                    By: /s/ John E. Kratchmer
                                               John E. Kratchmer
                                               Vice President-Controller and Chief
                                               Accounting Officer

ALLIANT ENERGY CORPORATION

Exhibit Index to Current Report on Form 8-K
Dated February 8, 2006

Exhibit
Number

(99.1)        Alliant Energy Corporation press release dated February 8, 2006.

Exhibit 99.1



**Alliant Energy**
4902 North Biltmore Lane
P.O. Box 77007
Madison, WI 53707-1007
www.alliantenergy.com

# News Release

**FOR IMMEDIATE RELEASE**

Media Contact:    Scott Smith (608) 458-3924
Investor Relations:  Becky Johnson (608) 458-3267

## ALLIANT ENERGY ANNOUNCES 2005 RESULTS
*Alliant Energy issues 2006 earnings guidance and projected 2006-2007 capital expenditures*

MADISON, Wis. – February 8, 2006 – Alliant Energy Corp. (NYSE: LNT) today reported income and earnings per share (EPS) from continuing operations for 2005 of $56.4 million and $0.48, respectively, compared to $218.4 million and $1.92 in 2004. Alliant Energy's net income (loss) and EPS for 2005 were ($7.7) million and ($0.07), respectively, compared to $145.5 million and $1.28 in 2004.

The 2005 income from continuing operations included previously announced pre-tax, non-cash asset valuation charges within Alliant Energy's non-regulated businesses of $334 million (after-tax charges of $202 million, or $1.73 per share) related to the company's Brazil investments. Alliant Energy completed the sale of its Brazil investments in January 2006. The 2005 and 2004 income from continuing operations also included charges related to debt reductions within Alliant Energy's non-regulated businesses of $0.29 and $0.05 per share, respectively.

Excluding the Brazil and debt charges, Alliant Energy's earnings from continuing operations for 2005 would have been $2.50 per share compared to $1.97 per share in 2004. The 2005 results also included $0.19 per share of income related to the impact of a federal income tax audit and the reversal of certain tax valuation allowances. Additional details regarding Alliant Energy's 2005 and 2004 earnings are as follows (net income in millions; totals may not foot due to rounding):

| | 2005 | | 2004 | |
|---|---|---|---|---|
| Earnings (loss) from continuing operations: | Net Income | EPS | Net Income | EPS |
| Domestic utility | $251.7 | $2.15 | $221.4 | $1.95 |
| Non-regulated (excluding Brazil and debt charges) * | 38.3 | 0.33 | 9.4 | 0.08 |
| Parent (primarily taxes, interest and A&G) | 2.4 | 0.02 | (7.0) | (0.06) |
| **Total excluding Brazil and debt charges** | **292.4** | **2.50** | **223.8** | **1.97** |
| Non-regulated (Brazil) asset valuation charges * | (202.4) | (1.73) | - | - |
| Non-regulated charges related to debt reductions * | (33.6) | (0.29) | (5.4) | (0.05) |
| **Total earnings from continuing operations** | **56.4** | **0.48** | **218.4** | **1.92** |
| **Loss from discontinued operations \*\*** | **(64.1)** | **(0.55)** | **(72.9)** | **(0.64)** |
| **Net income (loss)** | **($7.7)** | **($0.07)** | **$145.5** | **$1.28** |

\* The total income (loss) from continuing operations for the non-regulated businesses in 2005 and 2004 was ($197.7) million, or ($1.69) per share, and $4.0 million, or $0.03 per share, respectively.
\*\* Alliant Energy has classified its non-regulated China, Mexico, oil and gas gathering pipeline systems, gas marketing, energy management services and energy services businesses as well as its biomass facility as discontinued operations for all periods presented. The gas marketing and energy management services businesses were sold in 2004, the energy services business and biomass facility were sold in the second quarter of 2005, the oil gathering pipeline system was sold in the fourth quarter of 2005 and Alliant Energy's interests in three of ten China generating facilities were sold in the second half of 2005.

The higher earnings per share from Alliant Energy's domestic utility business were largely due to higher electric margins and the impact of issues resolved in a federal income tax audit. These items were partially offset by higher generation-related, depreciation and regulatory-related costs and the dilutive effect of additional shares outstanding. The improved results from continuing operations for Alliant Energy's non-regulated businesses, excluding the Brazil asset valuation and debt reduction charges, were due to improved results from its International and other businesses and income tax adjustments. The 2004 non-regulated results included a gain realized from the sale of Alliant Energy's remaining interest in Whiting Petroleum Corporation.

"We are satisfied with the strong results our domestic utility business produced in 2005," said William D. Harvey, Alliant Energy's Chairman, President and CEO. "This is a testament to the hard work of our employees and their continued focus on cost controls and operational efficiencies during a period when we faced significant challenges from unprecedented escalations in fuel and purchased power prices. Not only did we overcome such challenges, but we also were able to maintain our operational excellence in providing our customers with continued safe, reliable and environmentally sound utility service. Our total consolidated earnings were obviously battered by the charges related to our Brazil investments and non-regulated debt reduction activities. However, we continue making good progress in streamlining our business portfolio, lowering our overall risk profile, improving the predictability of our business and in strengthening our overall financial profile. These successes recently enabled us to announce a 9.5% increase in our quarterly dividend to our shareowners."

## Earnings From Continuing Operations

A summary of Alliant Energy's EPS from continuing operations for 2005 and 2004 is as follows (totals may not foot due to rounding):

|  | 2005 | 2004 | Variance |
|---|---|---|---|
| Domestic utility operations: * |  |  |  |
| Electric margins (excl. impacts of Kewaunee operations) ** |  |  | $ 0.41 |
| Impacts of federal income tax audit |  |  | 0.08 |
| Gas margins |  |  | 0.04 |
| Other operating expenses (excl. impacts of Kewaunee, steam and non-commodity operations) ** |  |  | (0.19) |
| Dilutive effect of additional shares outstanding |  |  | (0.06) |
| Allowance for funds used during construction |  |  | (0.04) |
| Interest expense and other ** |  |  | (0.04) |
| **Total domestic utility operations** | **$2.15** | **$1.95** | **0.20** |
|  |  |  |  |
| Non-regulated operations (excluding Brazil and debt charges): * |  |  |  |
| International: *** |  |  |  |
| Brazil (excl. asset valuation charges; sold in Q1 2006) *** | 0.03 | (0.10) | 0.13 |
| New Zealand and other | 0.10 | 0.07 | 0.03 |
| Transportation, RMT, WindConnect and other investments | 0.10 | 0.07 | 0.03 |
| Non-regulated Generation | - | (0.02) | 0.02 |
| Gain on sale of Whiting Petroleum Corporation stock | - | 0.08 | (0.08) |
| Synfuel (sold in Q4 2005) | 0.05 | 0.05 | - |
| Reversal of capital loss deferred tax asset valuation allowances | 0.11 | - | 0.11 |
| Other (taxes, interest, A&G and dilution) | (0.06) | (0.07) | 0.01 |
| **Total non-reg. operations (excl. Brazil and debt charges)** | **0.33** | **0.08** | **0.25** |
|  |  |  |  |
| **Parent company (taxes, interest, A&G and dilution)** | **0.02** | **(0.06)** | **0.08** |
|  |  |  |  |
| **Total excluding Brazil and debt charges** | **2.50** | **1.97** | **0.53** |
|  |  |  |  |
| Brazil asset valuation charges *** | (1.73) | - | (1.73) |
|  |  |  |  |
| Charges related to non-regulated debt reductions | (0.29) | (0.05) | (0.24) |
|  |  |  |  |
| **Earnings per share from continuing operations** | **$0.48** | **$1.92** | **($1.44)** |

* The 2005 and 2004 EPS amounts have been computed based on the average shares outstanding in 2004 and the dilutive impact of increased shares outstanding is reported as a separate earnings variance item if it is material.
** Due to the sale of Alliant Energy's interest in Kewaunee in July 2005, the classification of costs related to this facility has changed as discussed further later in this release. The net variance in such costs between years was not significant and is included in the "Interest expense and other" line. In addition, the net impact of the steam and non-commodity revenues and operating expenses is also not significant and is also reported in the "Interest expense and other" line. Both of these variance classification changes are being made to present a more meaningful impact of changes in electric margins and other operating expenses on Alliant Energy's financial results.
*** The total loss from continuing operations in 2005 and 2004 for Alliant Energy's Brazil investments was ($1.70) and ($0.10) per share, respectively.

## Continuing Operations - Domestic Utility Operations

The higher electric utility margins resulted from the effect of various rate increases implemented in 2005 and 2004, the impact of warmer weather in 2005 compared to the mild weather in 2004 and a 2% increase in weather-normalized sales in 2005. These items were partially offset by higher than anticipated fuel and purchased power energy expenses at Wisconsin Power and Light Company (WP&L) and higher purchased power capacity costs for the Riverside facility which was placed in service in June 2004.

Alliant Energy experienced a significant increase in fuel and purchased power energy expenses in 2005 due to a continued escalation in natural gas costs, higher coal transportation costs and an unplanned outage at the Kewaunee Nuclear Power Plant (KNPP). WP&L is pursuing available means for recovering these cost increases. In early August, WP&L received approval from the Public Service Commission of Wisconsin (PSCW) to defer incremental fuel-related cost increases resulting from coal supply constraints in the Powder River Basin. In early October, WP&L also received PSCW approval for an interim fuel-related annual rate increase of $41 million. In early December, WP&L received PSCW approval to revise its fuel-related interim rates to recover an additional $55 million of annual incremental expenses. WP&L estimates the under-recovered portion of retail fuel and purchased power energy costs reduced its electric margins in 2005 by approximately $44 million ($0.23 per share).

Alliant Energy estimates the impact of weather, net of the impact of weather swaps, had no significant impact on its 2005 electric margins. Alliant Energy estimates milder than normal weather conditions had an impact of approximately ($0.18) per share on its 2004 electric margins.

The higher gas utility margins were largely due to the impact of several modest rate increases implemented in 2005 and 2004 and increased earnings from WP&L's performance-based gas commodity cost recovery program.

Alliant Energy completed the sale of its interest in the KNPP during the first week of July 2005. Therefore, Alliant Energy's expenses related to KNPP for the third and fourth quarters of 2005 were primarily reflected in electric margins (as purchased power capacity expenses) versus other operating and fuel expenses in 2004. The net variance in such expenses between years was insignificant. Other operating expenses, excluding the impacts of the classification of KNPP, steam and non-commodity operations, were higher in 2005 due largely to increased generation-related costs, depreciation expenses and a regulatory-related charge. Alliant Energy was able to mitigate the increases by its continued focus on controlling costs and generating operational efficiencies.

The lower income from allowance for funds used during construction was largely due to the impact of placing Interstate Power and Light Company's (IP&L) 565 megawatt Emery Generating Facility in service in May 2004. The increase in interest expense was primarily due to financing costs associated with WPL's capital lease for the Sheboygan Falls Energy Facility (SFEF). The capital lease is with Alliant Energy's Non-regulated Generation business which has recorded offsetting interest income.

## Continuing Operations - Non-regulated Operations

Alliant Energy sold all of its Brazil investments in January 2006 for a purchase price of $152 million. Alliant Energy recorded pre-tax, non-cash asset valuation charges related to its Brazil investments of $334 million (after-tax charges of $202 million, or $1.73 per share) in its 2005 earnings from continuing operations, consisting of the following components:

> Non-cash pre-tax asset valuation charges of $242 million (after-tax charges of $141 million, or $1.21 per share) based on declines in the estimated fair value of the investments in the second and third quarters and in the fourth quarter to reflect the terms of the sales agreement.
> Inclusion of the pre-tax cumulative foreign currency translation loss of $92 million at December 31, 2005 in its fourth quarter 2005 impairment evaluation given Alliant Energy's commitment to divest its Brazilian investments (after-tax charge of $61 million, or $0.52 per share). The cumulative foreign currency translation loss is included in "Accumulated other comprehensive loss" on Alliant Energy's Consolidated Balance Sheets.

The results from Alliant Energy's Brazil investments, excluding the asset valuation charges and including allocated interest expense and overhead charges, improved by $0.13 per share in 2005 compared to 2004. The increase was primarily due to the impact of rate increases implemented at the Brazilian operating companies and a lower effective income tax rate. These items were partially offset by higher interest and operating expenses.

The results from Alliant Energy's New Zealand investments were higher in 2005 compared to 2004 primarily due to higher energy prices and the impacts of changes in foreign currency exchange rates. The improved results from Alliant Energy's Transportation, RMT, WindConnect and other investments were largely due to higher sales. The improved results from Alliant Energy's Non-regulated Generation business were largely due to placing the SFEF in-service in June 2005.

Alliant Energy realized approximately $0.11 per share of income in 2005 in its non-regulated business related to adjustments of deferred income tax asset valuation allowances resulting from a change in Alliant Energy's anticipated ability to utilize capital losses prior to their expiration.

Alliant Energy retired an additional $379 million and $42 million of senior notes at Alliant Energy Resources in 2005 and 2004 and incurred $0.29 and $0.05 per share, respectively, of charges for debt repayment premiums and unamortized debt expenses.

## Fourth Quarter Results

Additional details regarding Alliant Energy's fourth quarter earnings are as follows (net income in millions; totals may not foot due to rounding):

|  | 2005 | | 2004 | |
|---|---|---|---|---|
| Earnings (loss) from continuing operations: | Net Income | EPS | Net Income | EPS |
| Domestic utility | $62.1 | $0.53 | $58.0 | $0.50 |
| Non-regulated (excluding Brazil and debt charges) * | 5.9 | 0.05 | 13.0 | 0.12 |
| Parent (primarily taxes, interest and A&G) | (0.7) | (0.01) | (12.6) | (0.11) |
| **Total excluding Brazil and debt charges** | 67.3 | 0.57 | 58.4 | 0.51 |
| Non-regulated (Brazil) asset valuation charges * | (122.8) | (1.05) | - | - |
| Non-regulated charges related to debt reductions * | (5.7) | (0.05) | (0.8) | (0.01) |
| **Total earnings (loss) from continuing operations** | (61.2) | (0.53) | 57.6 | 0.50 |
| **Loss from discontinued operations \*\*** | (2.7) | (0.02) | (14.9) | (0.13) |
| **Net income (loss)** | ($63.9) | ($0.55) | $42.7 | $0.37 |

* The total income (loss) from continuing operations for the non-regulated businesses in the fourth quarter of 2005 and 2004 was ($122.6) million, or ($1.05) per share, and $12.2 million, or $0.11 per share, respectively.
** Alliant Energy has classified its non-regulated China, Mexico, oil and gas gathering pipeline systems, gas marketing, energy management services and energy services businesses as well as its biomass facility as discontinued operations for all periods presented. The gas marketing and energy management services businesses were sold in 2004, the energy services business and biomass facility were sold in the second quarter of 2005, the oil gathering pipeline system was sold in the fourth quarter of 2005 and Alliant Energy's interests in three of ten China generating facilities were sold in the second half of 2005.

A summary of Alliant Energy's EPS from continuing operations for the fourth quarter is as follows (totals may not foot due to rounding):

| | 2005 | 2004 | Variance |
|---|---|---|---|
| Domestic utility operations: * | | | |
| Electric margins (excl. impacts of Kewaunee operations) ** | | | $ 0.15 |
| Impacts of federal income tax audit | | | 0.08 |
| Other operating expenses (excl. impacts of Kewaunee, steam and non-commodity operations) ** | | | (0.13) |
| Gas and steam margins ** | | | (0.02) |
| Other (primarily income taxes) ** | | | (0.05) |
| **Total domestic utility operations** | **$0.53** | **$0.50** | **0.03** |
| | | | |
| Non-regulated operations (excluding Brazil and debt charges): * | | | |
| Gain on sale of Whiting Petroleum Corporation stock | - | 0.07 | (0.07) |
| International: *** | | | |
| Brazil (excl. asset valuation charges; sold in Q1 2006) *** | 0.02 | 0.02 | - |
| New Zealand and other | 0.03 | 0.02 | 0.01 |
| Transportation, RMT, WindConnect and other investments | 0.02 | 0.02 | - |
| Non-regulated Generation | 0.01 | (0.01) | 0.02 |
| Synfuel (sold in Q4 2005) | 0.02 | 0.01 | 0.01 |
| Other (taxes, interest, A&G and dilution) | (0.05) | (0.01) | (0.04) |
| **Total non-reg. operations (excl. Brazil and debt charges)** | **0.05** | **0.12** | **(0.07)** |
| | | | |
| **Parent company (taxes, interest, A&G and dilution)** | **(0.01)** | **(0.11)** | **0.10** |
| | | | |
| **Total excluding Brazil and debt charges** | **0.57** | **0.51** | **0.06** |
| | | | |
| Brazil asset valuation charges *** | (1.05) | - | (1.05) |
| | | | |
| Charges related to non-regulated debt reductions | (0.05) | (0.01) | (0.04) |
| | | | |
| **Earnings per share from continuing operations** | **($0.53)** | **$0.50** | **($1.03)** |

* The 2005 and 2004 EPS amounts have been computed based on the average shares outstanding in the fourth quarter of 2004 and the dilutive impact of increased shares outstanding is reported as a separate earnings variance item if it is material.
** Due to the sale of Alliant Energy's interest in Kewaunee in July 2005, the classification of costs related to this facility has changed as discussed earlier in this release. The net variance in such costs between years was not significant and is included in the "Other" line. In addition, the net impact of the steam and non-commodity revenues and operating expenses is also not significant and are reported in the "Gas and steam margins" and "Other" lines, respectively. Both of these variance classification changes are being made to present a more meaningful impact of changes in electric margins and other operating expenses on Alliant Energy's financial results.
*** The total income (loss) from continuing operations in the fourth quarter of 2005 and 2004 for Alliant Energy's Brazil investments was ($1.03) per share and $0.02 per share, respectively.

The increase in electric margins was largely due to the impact of several rate increases, a 2% increase in weather-normalized sales and slightly more favorable weather conditions in the fourth quarter of 2005 compared to the same period in 2004. The higher operating expenses, net of the impact of the classification of Kewaunee, steam and non-commodity operations, were largely due to a regulatory-related charge and higher generation-related and depreciation expenses.

## Asset Divestiture Update

Alliant Energy completed the divestitures of its non-regulated synthetic fuel (Synfuel) and oil gathering pipeline system in the fourth quarter of 2005 and its Brazil investments and its interest in its Iowa nuclear plant, the Duane Arnold Energy Center (DAEC), in the first quarter of 2006. The results from all of these investments are reported in Alliant Energy's earnings from continuing operations other than the oil gathering pipeline system, which is reported in earnings from discontinued operations. Alliant Energy has classified certain assets and liabilities associated with its DAEC facility in "Assets held for sale" and "Liabilities held for sale" on its

Consolidated Balance Sheets. Alliant Energy is also in the process of divesting its interest in its seven remaining generating facilities in China, its investment in Laguna del Mar in Mexico, its two remaining non-regulated gas gathering pipeline systems and its Illinois utility properties. Alliant Energy currently expects to complete all such divestitures in 2006. Alliant Energy has utilized the majority of the proceeds from its asset divestitures for debt reduction. In 2006 thus far, Alliant Energy Resources has already retired the remaining $83 million of its 7% senior notes and has given irrevocable notices of redemption of its remaining $275 million of 9.75% senior notes.

## 2006 Guidance

Alliant Energy's 2006 earnings per share guidance for earnings from continuing operations, excluding debt repayment premiums, is $2.10-2.30 per share. Additional details of the guidance are as follows:

|  |  |
| --- | --- |
| Domestic utility business | $2.05-2.25 |
| Non-regulated business, excluding debt repayment premiums: |  |
|   Transportation, RMT, Non-regulated Generation, WindConnect and Other | 0.08-0.12 |
| International – <br>   Brazil exit costs/other (sold in Q1 2006) <br>   New Zealand <br>   Remaining interest expense allocation/other | <br> (0.02)-(0.04) <br> 0.04-0.08 <br> (0.06)-(0.08) |
| **Alliant Energy, excluding debt repayment premiums** | **2.10-2.30** |
| Debt repayment premiums | (0.48)-(0.52) |
| Alliant Energy, including debt repayment premiums | $1.60-1.80 |

The guidance does not include any potential asset valuation charges that Alliant Energy may incur in 2006, the impact of certain non-cash mark-to-market adjustments, the impact of any future adjustments made to Alliant Energy's deferred tax asset valuation allowances, the impact of any cumulative effects of changes in accounting principles or any gains/losses that may be realized from a possible sale of certain Alliant Energy investments, including New Zealand, that would be reported in earnings from continuing operations. Finally, the guidance also assumes that no additional businesses will be classified as "discontinued operations" in 2006.

Drivers for Alliant Energy's earnings from continuing operations estimates include, but are not limited to:

- Normal weather conditions in its domestic and international utility service territories
- Continuing economic development and sales growth in its utility service territories
- Continuing cost controls and operational efficiencies
- Ability of its domestic utility subsidiaries to recover their operating costs and deferred expenditures, and to earn a reasonable rate of return in current and future rate proceedings, as well as their ability to recover purchased power, fuel and fuel-related costs through rates in a timely manner
- Stable foreign exchange rates in New Zealand
- No additional material permanent declines in the fair market value of, or expected cash flows from, Alliant Energy's investments
- Other stable business conditions
- The amount of premiums incurred in connection with Alliant Energy's planned debt reductions
- Ability to utilize any tax capital losses generated to-date and those that may be generated in the future

## Projected Capital Expenditures

Alliant Energy's anticipated capital expenditures for 2006 and 2007 are shown in the following table (in millions):

|  | 2006 | 2007 |
|---|---|---|
| Domestic utility business-related: |  |  |
| Transmission and distribution (electric and gas) | $235 | $245 |
| Generation – new facilities | 30 | 110 |
| Generation – existing plants | 60 | 70 |
| Environmental | 30 | 75 |
| Other miscellaneous utility property | 90 | 90 |
| Non-regulated businesses | 30 | 10 |
| Total | $ 475 | $600 |

## Earnings Conference Call

A conference call to review the 2005 results and other issues is scheduled for Wednesday, February 8 at 9:00 a.m. central time. Alliant Energy Chairman, President and Chief Executive Officer William D. Harvey and Senior Executive Vice President and Chief Financial Officer Eliot G. Protsch will host the call. The conference call is open to the public and can be accessed in two ways. Interested parties may listen to the call by dialing 877-668-4404 (no pass code is needed) or by listening to a webcast at www.alliantenergy.com/investors. A replay of the call will be available through February 15, 2006, at 800-642-1687 (domestic) or 706-645-9291 (international). Callers should reference conference ID #4144250. An archive of the webcast will be available on the company's Web site at www.alliantenergy.com/investors for at least twelve months.

---

Alliant Energy is the parent company of two public utility companies – Interstate Power and Light Company (IP&L) and Wisconsin Power and Light Company (WP&L) – and of Alliant Energy Resources, Inc., the parent company of Alliant Energy's non-regulated operations. Alliant Energy is an energy-services provider that serves approximately 1.5 million customers across its various service territories.

This press release includes forward-looking statements. These forward-looking statements can be identified as such because the statements include words such as "expects" or "estimates" or other words of similar import. Similarly, statements that describe future financial performance or plans or strategies are also forward-looking statements. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those currently anticipated. Actual results could be affected by the following factors, among others: the factors listed in the "2006 Guidance" section of this press release; economic and political conditions in the domestic and international service territories; federal, state and international regulatory or governmental actions, including the impact of the Energy Policy Act and other energy-related legislation in Congress and federal tax legislation; the ability to obtain adequate and timely rate relief to allow for, among other things, the recovery of operating costs, the earning of reasonable rates of return and the payment of expected levels of dividends; unanticipated construction and acquisition expenditures; unanticipated issues in connection with Alliant Energy's construction of new generating facilities; issues related to the availability of Alliant Energy's generating facilities and the supply of fuel and purchased electricity and price thereof, including the ability to timely recover purchased power and fuel costs through rates; the impact higher fuel and fuel-related prices may have on customer demand for utility services, customers' ability to pay utility bills and Alliant Energy's ability to collect unpaid utility bills; issues related to electric transmission, including operating in the new MISO energy market, the impact of potential future billing adjustments from MISO, recovery of costs incurred, and federal legislation and regulation affecting such transmission; costs associated with Alliant Energy's environmental remediation efforts and with environmental compliance generally; unanticipated issues related to the Calpine Corporation bankruptcy that could adversely impact Alliant Energy's purchased power agreements; developments that adversely impact Alliant Energy's ability to implement its strategic plan, including its ability to complete its proposed or potential divestitures of various businesses and investments, including China, Mexico and New Zealand, on a timely basis and for anticipated proceeds; access to technological developments; employee workforce factors, including changes in key executives, collective bargaining agreements or work stoppages; current or future litigation, regulatory investigations, proceedings or inquiries; the direct or indirect effect resulting from terrorist incidents or responses to such incidents; the effect of accounting pronouncements issued periodically by standard-setting bodies; continued access to the capital markets; ability to successfully complete ongoing tax audits and appeals with no material impact on Alliant Energy's earnings and cash flows; and inflation and interest rates. These factors should be considered when evaluating the forward-looking statements and undue reliance should not be placed on such statements. Without limitation, the expectations with respect to projected earnings in the "2006 Guidance" section of this press release are forward-looking statements and are based in part on certain assumptions made by Alliant Energy, some of which are referred to in the forward-looking statements. Alliant Energy cannot provide any assurance that the assumptions referred to in the forward-looking statements or otherwise are accurate or will prove to be correct. Any assumptions that are inaccurate or do not prove to be correct could have a material adverse effect on Alliant Energy's ability to achieve the estimates or other targets included in the forward-looking statements. The forward-looking statements included herein are made as of the date hereof and Alliant Energy undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances.

**Note:** *Unless otherwise noted, all "per share" references in this release refer to earnings per* **diluted** *share.*

**ALLIANT ENERGY CORPORATION**
**CONSOLIDATED STATEMENTS OF INCOME**

| | Quarter Ended December 31, | | Year Ended December 31, | |
|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 |
| | (dollars in millions, except per share amounts) | | | |
| **Operating revenues:** | | | | |
| Domestic utility: | | | | |
| Electric | **$571.0** | $489.2 | **$2,320.6** | $2,009.0 |
| Gas | **258.3** | 187.8 | **685.1** | 569.8 |
| Other | **28.6** | 30.3 | **85.6** | 90.6 |
| Non-regulated | **48.9** | 35.0 | **188.3** | 135.4 |
| | **906.8** | 742.3 | **3,279.6** | 2,804.8 |
| **Operating expenses:** | | | | |
| Domestic utility: | | | | |
| Electric production fuel and purchased power | **249.4** | 181.9 | **1,009.3** | 747.4 |
| Cost of gas sold | **207.6** | 134.8 | **504.6** | 396.9 |
| Other operation and maintenance | **195.9** | 194.1 | **698.5** | 707.2 |
| Non-regulated operation and maintenance | **43.4** | 37.0 | **170.0** | 127.9 |
| Depreciation and amortization | **78.6** | 80.3 | **320.3** | 316.9 |
| Taxes other than income taxes | **25.9** | 24.6 | **101.0** | 100.2 |
| | **800.8** | 652.7 | **2,803.7** | 2,396.5 |
| **Operating income** | **106.0** | 89.6 | **475.9** | 408.3 |
| **Interest expense and other:** | | | | |
| Interest expense | **43.4** | 45.4 | **175.8** | 176.9 |
| Loss on early extinguishment of debt | **9.3** | 1.2 | **54.4** | 8.9 |
| Equity income from unconsolidated investments | **(26.0)** | (7.8) | **(59.6)** | (34.3) |
| Asset valuation charges - Brazil investments | **198.2** | -- | **334.3** | -- |
| Allowance for funds used during construction | **(1.8)** | (2.5) | **(10.0)** | (18.5) |
| Preferred dividend requirements of subsidiaries | **4.7** | 4.7 | **18.7** | 18.7 |
| Interest income and other | **(13.5)** | (29.6) | **(41.2)** | (53.0) |
| | **214.3** | 11.4 | **472.4** | 98.7 |
| **Income (loss) from continuing operations before income taxes** | **(108.3)** | 78.2 | **3.5** | 309.6 |
| **Income tax expense (benefit)** | **(47.1)** | 20.6 | **(52.9)** | 91.2 |
| **Income (loss) from continuing operations** | **(61.2)** | 57.6 | **56.4** | 218.4 |
| **Loss from discontinued operations, net of tax** | **(2.7)** | (14.9) | **(64.1)** | (72.9) |
| **Net income (loss)** | **($63.9)** | $42.7 | **($7.7)** | $145.5 |
| **Average number of common shares outstanding (basic) (000s)** | **116,948** | 115,618 | **116,476** | 113,274 |
| **Earnings per average common share (basic):** | | | | |
| Income (loss) from continuing operations | **($0.53)** | $0.50 | **$0.48** | $1.93 |
| Loss from discontinued operations | **(0.02)** | (0.13) | **(0.55)** | (0.65) |
| Net income (loss) | **($0.55)** | $0.37 | **($0.07)** | $1.28 |
| **Average number of common shares outstanding (diluted) (000s)** | **116,948** | 116,040 | **116,793** | 113,701 |
| **Earnings per average common share (diluted):** | | | | |
| Income (loss) from continuing operations | **($0.53)** | $0.50 | **$0.48** | $1.92 |
| Loss from discontinued operations | **(0.02)** | (0.13) | **(0.55)** | (0.64) |
| Net income (loss) | **($0.55)** | $0.37 | **($0.07)** | $1.28 |
| **Dividends declared per common share** | **$0.2625** | $0.2625 | **$1.05** | $1.0125 |

## ALLIANT ENERGY CORPORATION
## CONSOLIDATED BALANCE SHEETS

|  | December 31, | |
| ASSETS | **2005** | 2004 |
| --- | --- | --- |
|  | (in millions) | |
| **Property, plant and equipment:** | | |
| Domestic utility: | | |
| Electric plant in service | **$5,887.3** | $5,554.8 |
| Gas plant in service | **679.9** | 649.2 |
| Other plant in service | **508.5** | 526.5 |
| Accumulated depreciation | **(2,741.7)** | (2,619.1) |
| Net plant | **4,334.0** | 4,111.4 |
| Construction work in progress | **134.3** | 156.2 |
| Other, less accumulated depreciation (accum. depr.) of $4.1 and $3.4 | **3.2** | 4.5 |
| Total domestic utility | **4,471.5** | 4,272.1 |
| Non-regulated and other: | | |
| Non-regulated Generation, less accum. depr. of $25.0 and $17.8 | **280.6** | 266.2 |
| Other non-regulated investments, less accum. depr. of $38.9 and $37.7 | **60.6** | 61.9 |
| Alliant Energy Corporate Services and other, less accum. depr. of $65.6 and $44.1 | **53.5** | 65.1 |
| Total non-regulated and other | **394.7** | 393.2 |
|  | **4,866.2** | 4,665.3 |
| **Current assets:** | | |
| Cash and temporary cash investments | **205.3** | 202.4 |
| Restricted cash | **19.4** | 13.2 |
| Accounts receivable: | | |
| Customer, less allowance for doubtful accounts of $5.1 and $3.6 | **171.8** | 128.0 |
| Unbilled utility revenues | **143.7** | 138.1 |
| Other, less allowance for doubtful accounts of $0.7 and $2.3 | **70.5** | 59.4 |
| Production fuel, at average cost | **55.7** | 42.4 |
| Materials and supplies, at average cost | **38.0** | 43.1 |
| Gas stored underground, at average cost | **92.1** | 64.9 |
| Regulatory assets | **86.3** | 61.7 |
| Assets held for sale | **802.6** | 1,301.8 |
| Other | **97.7** | 87.8 |
|  | **1,783.1** | 2,142.8 |
| **Investments:** | | |
| Investments in unconsolidated foreign entities | **188.6** | 442.3 |
| Investment in American Transmission Company LLC | **152.4** | 141.5 |
| Other | **89.1** | 182.1 |
|  | **430.1** | 765.9 |
| **Other assets:** | | |
| Regulatory assets | **349.2** | 392.9 |
| Deferred charges and other | **347.7** | 308.3 |
|  | **696.9** | 701.2 |
| **Total assets** | **$7,776.3** | $8,275.2 |

## ALLIANT ENERGY CORPORATION
## CONSOLIDATED BALANCE SHEETS (Continued)

| | December 31, | |
|---|---|---|
| **CAPITALIZATION AND LIABILITIES** | **2005** | **2004** |
| | (in millions, except per share and share amounts) | |
| **Capitalization:** | | |
| Common stock - $0.01 par value - authorized 240,000,000 shares; outstanding 117,035,793 and 115,741,816 shares | $1.2 | $1.2 |
| Additional paid-in capital | 1,788.7 | 1,762.1 |
| Retained earnings | 742.3 | 871.9 |
| Accumulated other comprehensive loss | (84.6) | (67.1) |
| Shares in deferred compensation trust - 258,214 and 246,572 shares at an average cost of $27.41 and $27.36 per share | (7.1) | (6.7) |
| Total common equity | 2,440.5 | 2,561.4 |
| | | |
| Cumulative preferred stock of subsidiaries, net | 243.8 | 243.8 |
| Long-term debt, net (excluding current portion) | 1,914.8 | 2,289.4 |
| | 4,599.1 | 5,094.6 |
| **Current liabilities:** | | |
| Current maturities | 151.7 | 96.5 |
| Variable rate demand bonds | 39.1 | 39.1 |
| Commercial paper | 263.0 | 83.0 |
| Accounts payable | 355.3 | 264.2 |
| Regulatory liabilities | 96.2 | 27.6 |
| Accrued interest | 47.4 | 45.4 |
| Accrued taxes | 122.8 | 101.3 |
| Liabilities held for sale | 328.2 | 551.3 |
| Other | 184.3 | 138.2 |
| | 1,588.0 | 1,346.6 |
| **Other long-term liabilities and deferred credits:** | | |
| Deferred income taxes | 521.3 | 775.5 |
| Deferred investment tax credits | 38.7 | 44.0 |
| Regulatory liabilities | 591.7 | 610.3 |
| Pension and other benefit obligations | 256.7 | 185.8 |
| Other | 176.3 | 213.6 |
| | 1,584.7 | 1,829.2 |
| **Minority interest** | 4.5 | 4.8 |
| **Total capitalization and liabilities** | $7,776.3 | $8,275.2 |

**ALLIANT ENERGY CORPORATION**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**

|  | Year Ended December 31, | |
|---|---|---|
|  | **2005** | 2004 |
|  | (in millions) | |
| **Cash flows from operating activities:** |  |  |
| Net income (loss) | **($7.7)** | $145.5 |
| **Adjustments to reconcile net income (loss) to net cash flows from operating activities:** |  |  |
| Loss from discontinued operations, net of tax | **64.1** | 72.9 |
| Distributions from discontinued operations | **47.1** | 20.2 |
| Depreciation and amortization | **320.3** | 316.9 |
| Other amortizations | **60.1** | 65.5 |
| Deferred tax expense (benefit) and investment tax credits | **(73.7)** | 57.3 |
| Equity income from unconsolidated investments, net | **(59.6)** | (34.3) |
| Distributions from equity method investments | **35.8** | 33.7 |
| Loss on early extinguishment of debt | **54.4** | 8.9 |
| Non-cash valuation charges | **338.0** | 2.9 |
| Other | **(4.3)** | (30.2) |
| **Other changes in assets and liabilities:** |  |  |
| Accounts receivable | **(85.5)** | (16.2) |
| Sale of utility accounts receivable | **25.0** | (101.0) |
| Income tax receivable | **16.7** | 3.8 |
| Gas stored underground | **(27.2)** | (15.6) |
| Regulatory assets | **15.9** | (104.2) |
| Accounts payable | **94.5** | 34.5 |
| Accrued taxes | **21.5** | 35.3 |
| Regulatory liabilities | **(45.5)** | (12.9) |
| Deferred income taxes | **(146.5)** | (4.5) |
| Benefit obligations and other | **(43.2)** | 19.7 |
| Net cash flows from operating activities | **600.2** | 498.2 |
| **Cash flows used for investing activities:** |  |  |
| Construction and acquisition expenditures: |  |  |
| Domestic utility business | **(457.2)** | (538.6) |
| Non-regulated businesses | **(60.3)** | (79.4) |
| Alliant Energy Corporate Services, Inc. and other | **(10.1)** | (15.4) |
| Expenditures for purchase of emission allowances | **(70.7)** | -- |
| Proceeds from sale of emission allowances | **74.0** | -- |
| Proceeds from asset sales | **123.6** | 42.3 |
| Proceeds from liquidation of nuclear decommissioning trust funds | **60.0** | -- |
| Capital repayment from discontinued operations | **30.0** | -- |
| Other | **21.8** | (43.4) |
| Net cash flows used for investing activities | **(288.9)** | (634.5) |
| **Cash flows from (used for) financing activities:** |  |  |
| Common stock dividends | **(121.9)** | (114.0) |
| Proceeds from issuance of common stock | **29.3** | 115.1 |
| Proceeds from issuance of long-term debt | **255.8** | 293.6 |
| Reductions in long-term debt | **(571.9)** | (109.5) |
| Net change in commercial paper | **180.0** | (24.5) |
| Net change in loans with discontinued operations | **(15.6)** | 32.9 |
| Debt repayment premiums | **(50.4)** | (8.2) |
| Other | **(13.7)** | (26.1) |
| Net cash flows from (used for) financing activities | **(308.4)** | 159.3 |
| **Net increase in cash and temporary cash investments** | **2.9** | 23.0 |
| **Cash and temporary cash investments at beginning of period** | **202.4** | 179.4 |
| **Cash and temporary cash investments at end of period** | **$205.3** | $202.4 |

## KEY STATISTICS

| | For the Quarter Ended December 31, | | For the Year Ended December 31, | |
| --- | --- | --- | --- | --- |
| | **2005** | 2004 | **2005** | 2004 |
| **Domestic utility electric sales (000s of MWh) -** | | | | |
| Residential | **1,859** | 1,805 | **7,881** | 7,354 |
| Commercial | **1,512** | 1,435 | **6,110** | 5,702 |
| Industrial | **3,275** | 3,182 | **12,830** | 12,596 |
| Total from retail customers | **6,646** | 6,422 | **26,821** | 25,652 |
| Sales for resale and other | **1,909** | 1,284 | **6,267** | 5,280 |
| Total | **8,555** | 7,706 | **33,088** | 30,932 |
| | | | | |
| **Cooling degree days - *** | | | | |
| Cedar Rapids (IP&L) (actual/normal) | **13/2** | --/2 | **406/379** | 139/379 |
| Madison (WP&L) (actual/normal) | **17/1** | --/1 | **421/242** | 138/242 |

* Alliant Energy entered into electric weather derivatives to reduce potential volatility on its June-Aug. 2005 margins from the impacts of weather

| | | | | |
| --- | --- | --- | --- | --- |
| **Domestic utility electric customers (at December 31) -** | | | | |
| Residential | **849,845** | 839,745 | | |
| Commercial | **134,149** | 131,152 | | |
| Industrial | **3,044** | 2,916 | | |
| Other | **3,368** | 3,312 | | |
| Total | **990,406** | 977,125 | | |
| | | | | |
| **Domestic utility gas sold and transported (000s of Dth) -** | | | | |
| Residential | **9,314** | 9,268 | **28,554** | 29,338 |
| Commercial | **6,164** | 6,275 | **18,763** | 19,199 |
| Industrial | **1,501** | 2,142 | **4,406** | 5,127 |
| Transportation and other | **15,329** | 15,924 | **62,850** | 49,626 |
| Total | **32,308** | 33,609 | **114,573** | 103,290 |
| | | | | |
| **Heating degree days - **** | | | | |
| Cedar Rapids (IP&L) (actual/normal) | **2,638/2,568** | 2,322/2,568 | **6,534/6,899** | 6,463/6,899 |
| Madison (WP&L) (actual/normal) | **2,631/2,700** | 2,330/2,700 | **6,796/7,485** | 6,831/7,485 |

** Alliant Energy entered into gas weather derivatives in 2005 and 2004 to reduce potential volatility on its margins from the impacts of weather during the heating season

| | | | | |
| --- | --- | --- | --- | --- |
| **Domestic utility gas customers (at December 31, excluding transportation/other) -** | | | | |
| Residential | **371,443** | 366,493 | | |
| Commercial | **46,153** | 45,630 | | |
| Industrial | **692** | 730 | | |
| Total | **418,288** | 412,853 | | |

| | | | | |
| --- | --- | --- | --- | --- |
| **Actual common shares outstanding at December 31 (000s)** | **117,036** | 115,742 | | |

| | | | | |
| --- | --- | --- | --- | --- |
| **Book value per share at December 31** | **$20.85** | $22.13 | | |